Mail Stop 3561
							January 27, 2006


Shirley Wong, President
Sekoya Holdings Ltd.
916 West Broadway Street
Vancouver, British Columbia, Canada  V5Z 1K7

      Re:	Sekoya Holdings Ltd.
		Registration Statement on Form SB-2
      Filed January 18, 2006
		File No. 333-131088

Dear Ms. Wong:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Comments

1. As all of Sekoya Holdings`s outstanding securities are being registered for resale, the proposed offering appears to be an offering "by or on behalf" of the registrant.  Because Sekoya is unable to conduct an "at the market" offering
      under Rule 415, please revise the terms of the offering to
indicate that the             	      securities will be
offered
and sold at a fixed price, which is disclosed in 		      your
prospectus, for the duration of the offering.  Also, please
disclose
that 		      the selling shareholders are acting as
underwriters for the registrant when 		      reselling the
securities.

     2.          In the "Selling Shareholders" section, the total
amount of securities owned 		      and the total amount
being
offered do not agree.  Please revise or explain.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;











* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director

cc:  Empire Stock Transfer Inc.
      7251 West Lake Mead Blvd., Suite 300
      Las Vegas, NV  89128

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Shirley Wong, President
Sekoya Holdings Ltd.
January 27, 2006
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